EXHIBIT 3

Media Release

FOR IMMEDIATE RELEASE	Contact: Janice McDill
847.753.7678

Grubb & Ellis Company Obtains New Credit Facility

NORTHBROOK, Ill., (June 14, 2004) — Grubb & Ellis Company (OTC: GBEL), one of the leading providers of integrated real estate services, today announced that it had entered into a $40 million senior secured credit facility with Deutsche Bank. The new credit facility, which has a three-year term with a one-year extension option, replaced the Company’s prior senior credit facility and subordinated loan held by Kojaian Capital, LLC and Kojaian Funding, LLC, respectively.

     Brian Parker, Executive Vice President and CFO of the Company, stated, “We believe that this new credit facility, which extends the term of the credit by two and one half years, is the result of Grubb & Ellis’ improved financial condition and provides the Company with the ability to invest our cash flow into our core transaction and management services businesses.”

     The Company used proceeds from the $25 million term loan portion of the credit facility, along with cash reserves of approximately $7.6 million, to pay off the Company’s outstanding credit obligations and closing costs. The new credit facility also includes a $15 million revolving line of credit that can be used for capital expenditures and other general corporate purposes, giving the Company an additional $10 million of availability over and above the credit facility that it previously had in place. Under the terms of the new credit facility, the Company also will not be subject to principal amortization under the term loan for the first two years.

Grubb & Ellis Company

With access to collective resources of more than 9,000 people in over 200 offices in more than 30 countries, Grubb & Ellis is one of the world’s leading providers of integrated real estate services. The Company provides a full range of real estate services, including transaction, management and consulting services, to users and investors worldwide through its domestic offices and affiliates throughout North America as well as with a global strategic alliance with Knight Frank, one of the leading property consulting firms in Europe, Africa and Asia Pacific. For more information, visit the Company’s Web site at www.grubb-ellis.com.

- more -

06/14/04
Grubb & Ellis Company Obtains New Credit Facility

Forward-looking Statements

Except for historical information, statements included in this announcement may constitute forward-looking statements regarding, among other things, future revenue growth, results of operation, changes in expense levels, profitability of acquired companies and effects on the Company of changes in the real estate markets. These statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results and performance in future periods to be materially different from any future results or performance suggested by these statements. Such factors which could adversely affect the Company’s ability to obtain these results include, among other things: (i) the volume of transactions and prices for real estate in the real estate markets generally; (ii) a general or regional economic downturn that could create a recession in the real estate markets; (iii) the Company’s debt level and its ability to make interest and principal payments; (iv) an increase in expenses related to new initiatives, investments in people, technology and service improvements; (v) the success of new initiatives and investments; (vi) the ability of the Company to effectively respond to changing market conditions, and other factors that are discussed in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2003 and the Company’s quarterly reports on Form 10-Q for the three month periods ended September 30, 2003, December 31, 2003 and March 31, 2004, all of which have been filed with the Securities and Exchange Commission.

###